FORUM FUNDS
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2000

June 21, 2019

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Forum Funds File Nos. 002-67052 and 811-03023

Ladies and Gentleman:

Enclosed for filing on behalf of Forum Funds (the "Trust"), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a copy of a preliminary proxy statement and related materials in connection with a meeting of shareholders of The BeeHive Fund (the “Fund”), a series of the Trust, to be held on August 30, 2019 (the "Meeting"). Shareholders of the Fund are being asked at the Meeting to approve a new Investment Advisory Agreement for the Fund between the Trust and Spears Abacus Advisors LLC.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2076 or via email at zac.tackett@atlanticfundservices.com

Sincerely,

/s/ Zachary R. Tackett
Zachary R. Tackett, Esq.
Vice President and Secretary to the Registrant

Atlantic Fund Services